



martin currie

MONTHLY INSIGHT

At March 31, 2004

THE CHINA FUND, INC. (CHN)

Asian Direct Capital Management

IN BRIEF

Net asset value per share	US$28.18
Market price	US$32.90
Pemium/discount	16.75%
Fund size	US$284.1m

At March 31, 2004		US$ returns
	China Fund NAV %	MSCI Golden Dragon* %
One month return	-3.2	-5.4
One year return	74.6	63.1

Source: State Street Corporation. *Source for index data: MSCI.
Past performance is not a guide to future returns.

MANAGER'S COMMENTARY

March was a difficult month. Another round of government measures to tighten credit soured sentiment towards China. A few high-profile dud IPOs further convinced investors that the glass was now half-empty. Excellent results - and there were many - were treated as already in the price. Meanwhile, companies announcing poor results were given a sound thrashing. We had anticipated much of this (see our recent monthlies). So your Fund was relatively unaffected - we own few of the state-owned 'H' shares and red chips, and we avoided the over-priced IPOs. The Fund suffered, however, from the election-eve shooting of Taiwan's president, Chen Shui-bian, which effectively changed the result. We are long of Taiwan, where the credit cycle is at an earlier stage and we can currently find a plethora of well-managed growth companies at low prices. In the belief that this is a temporary upset, and that the difference between a Chen and Lien administration is more apparent than real, we maintain our bullish stance.

In mainland politics, at the second session of the 10th National People's Congress some important amendments to the Constitution were passed. For the first time, protection of a citizen's private property is explicitly stated. Stimulation of the rural economy, through the reduction of rural taxes, was shown as a clear priority. Also, in the press conference afterwards, Premier Wen Jiabao stressed the importance of countering over-investment and inflationary pressure. He likened the challenge to that presented last year by SARS. Fine words notwithstanding, fixed asset investment in January and February still grew by an alarming 53% year-on-year. This prompted the government to take further measures to control credit. However, the limited rise in the reserve ratio and re-discount rate show that the authorities are sensitive to the dangers of stamping too hard on the brake. The producer price index increased by 3.5% year-on-year in February, indicating further inflationary pressures ahead.

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENT MANAGER'S COMMENTARY

The People's Bank of China (PBOC), the central bank of PRC, has decided to differentiate the reserve deposit ratio based on banks' capital adequacy ratio and asset quality status. Starting from April 25, 2004, banks with lower capital adequacy ratios and higher rates of non-performing loans will be subject to a higher reserve deposit ratio (7.5%), thus slowing their ability to expand; while banks with higher capital adequacy ratios and lower rates of non-performing loans will remain subject to the 7% reserve ratio, permitting them to expand more quickly.

This is a further step to improve the banking system in the PRC which will be beneficial to the sustainability of the country's economic growth. The real effect of higher reserve deposit ratios business expansion of enterprises in the PRC should be limited as foreign direct investment activities remain strong. We intend to capitalize on this favorable environment to add quality direct investments to the Fund's portfolio that are expected to boost the Fund's NAV in the future.

KOH Kuek Chiang, Asian Direct Capital Management

INVESTMENT STRATEGY

Your Fund is 95% invested with holdings in 53 companies. Of the portfolio companies, two are unlisted. 35% of the fund is invested in Taipei-listed companies.

We did more selling than buying during the month, raising cash levels and preparing money for new unlisted investments. We took profits on textile stocks, selling long-term holdings Fountain Set, Jingwei Textile Machinery, Luthai Textile and Tainan Enterprises. This is an industry where we expect trade conflict with the US in early 2005. We also sold Brilliance Auto, fearing looming overcapacity and pressure on margins in the automotive industry.

On the buy side, we subscribed to new listings **Weichai** (diesel engines) and **Solomon Systech** (IC design). We added to our holding in **China Rare Earth**, which we expect to announce strong results on rising rare earth and refractory material prices. Amid the election furore in Taiwan, we bought **Ability** (digital cameras), **CMC** (DVDs) and **Yieh United** (Taiwan's only integrated stainless steel mill). We expect the latter to achieve a full listing through a reverse takeover at the end of September.

Chris Ruffle, Martin Currie Inc

FUND DETAILS

Market cap*	US$354.58m
Shares outstanding	10,081,913
Exchange listed	NYSE
Listing date	July 10, 1992
Investment adviser	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

Source: State Street Corporation. *Source: Copyright 2002 Bloomberg LP.

ASSET ALLOCATION



■ Hong Kong	52.1%
■ Taiwan	34.9%
■ New York	4.6%
■ Direct	1.9%
■ B shares	1.9%
■ Other assets & liabilities	4.6%

Source: State Street Corporation

SECTOR ALLOCATION

	The China Fund, Inc	MSCI Golden Dragon*
Industrials	21.4%	13.0%
Information technology	17.1%	19.8%
Consumer discretionary	12.0%	7.1%
Materials	8.8%	6.8%
Telecommunications	8.5%	7.4%
Utilities	8.0%	9.1%
Financials	7.3%	30.8%
Consumer staples	6.3%	0.7%
Energy	3.0%	5.2%
Healthcare	3.0%	0.1%
Other assets & liabilities	4.6%	-
Total	**100.0%**	**100.0%**

Source: State Street Corporation. *Source for index data: MSCI.

PERFORMANCE — US$ RETURNS

	NAV %	Market price %
One month	-3.2	-5.1
Year to date	7.6	-19.3
Three years (annualized)	30.0	48.6

Source: State Street Corporation
Past performance is not a guide to future returns.

DIRECT INVESTMENTS (1.9%)

Captive Finance	*Financials*	1.1%
Tomoike Industrial (HK) Ltd	*Industrials*	0.8%

15 LARGEST LISTED INVESTMENTS (47.0%)

Chaoda Modern Agriculture	*Consumer staples*	5.4%
Sohu Com	*Information technology*	4.6%
TCL International	*Consumer discretionary*	4.2%
BYD	*Industrials*	3.9%
Comba Telecom Systems	*Telecommunications*	3.3%
China Metal Products	*Materials*	3.1%
Yanzhou Coal Mining	*Energy*	3.0%
Shenzhen Expressway	*Utilities*	2.7%
Anhui Expressway	*Utilities*	2.7%
Xinao Gas	*Utilities*	2.6%
Cathay Financial	*Financials*	2.5%
Fountain Set	*Materials*	2.3%
First Tractor	*Industrials*	2.3%
Vanguard International	*Information technology*	2.2%
Merry Electronics	*Consumer discretionary*	2.2%

Source: State Street Corporation

FUND PERFORMANCE — US$ RETURNS

	One month %	Three months %	Calendar year to date %	One year %	Three years % pa	Five years % pa	Since launch % pa
The China Fund, Inc.	-3.2	7.6	7.6	74.6	30.0	26.1	9.0
MSCI Golden Dragon	-5.4	5.3	5.3	63.1	4.5	2.7	n/a
Hang Seng Chinese Enterprise	-6.4	-5.2	-5.2	118.7	38.1	25.4	n/a

Source: State Street Corporation. Launch date July 10, 1992. Three year, five year and since launch returns are all annualized.
Source for index data: MSCI for the MSCI Golden Dragon and Copyright 2002 Bloomberg LP for the Hang Seng Chinese Enterprise.
Past performance is not a guide to future returns.

PERFORMANCE IN PERSPECTIVE



Source: Martin Currie Inc as of March 31, 2004. Past performance is not a guide to future returns.

THE CHINA FUND INC. PREMIUM/DISCOUNT



Source: Martin Currie Inc as of March 31, 2004. Past performance is not a guide to future returns.

DIVIDEND HISTORY CHART*



	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Total	0.91	0.61	0.09	0.08	0.50	0.08	0.01	0.00	0.13	0.21	1.78
Income	0.09	0.01	0.09	0.08	0.50	0.08	0.01	0.00	0.13	0.06	0.07
Long term capital	0.04	0.24	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.67
Short term capital	0.79	0.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.15	1.04

Source: State Street Corporation as of March 31, 2004. Past performance is not a guide to future returns.

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong					**52.1**
Chaoda Modern Agriculture	682 HK	HK$2.80	43,089,900	15,482,660	5.4
TCL International	1070 HK	HK$2.90	32,318,000	11,923,242	4.2
BYD	1211 HK	HK$26.90	3,225,000	11,132,534	3.9
Comba Telecom Systems	2342 HK	HK$4.775	15,356,000	9,409,434	3.3
Yanzhou Coal Mining	1171 HK	HK$8.65	7,786,000	8,642,563	3.0
Shenzhen Expressway	548 HK	HK$2.825	21,494,000	7,791,978	2.7
Anhui Expressway	995 HK	HK$2.98	17,778,000	7,528,507	2.7
Xinao Gas	2688 HK	HK$4.05	13,976,000	7,263,567	2.6
Fountain Set	420 HK	HK$5.75	9,050,000	6,619,657	2.3
First Tractor	34 HK	HK$2.525	19,950,000	6,464,223	2.3
Golden Meditech	8180 HK	HK$3.40	13,950,000	6,086,466	2.1
TPV Technology	903 HK	HK$4.70	9,968,000	6,011,986	2.1
Sinotrans	598 HK	HK$3.15	12,065,000	4,876,968	1.7
Proview International	334 HK	HK$2.05	17,644,000	4,641,549	1.6
China Telecom	728 HK	HK$2.75	13,000,000	4,587,627	1.6
China Fire Safety	8201 HK	HK$0.56	50,380,000	3,620,414	1.3
Ocean Grand Chemicals	2882 HK	HK$1.33	17,379,000	2,966,118	1.0
Beiren Printing Machinery	187 HK	HK$3.175	7,000,000	2,852,028	1.0
Hong Kong.com	8006 HK	HK$0.71	30,232,000	2,754,465	1.0
Beijing Capital International Airport	694 HK	HK$2.78	7,520,000	2,702,016	1.0
China Rare Earth	769 HK	HK$1.27	15,254,000	2,525,140	0.9
Natural Beauty Bio-Technology	157 HK	HK$0.58	32,780,000	2,439,771	0.9
Sino Golf	361 HK	HK$1.56	11,835,000	2,369,217	0.8
Jingwei Textile Machinery	350 HK	HK$2.60	5,936,000	1,999,564	0.7
Solomon Systech	2878 HK	HK$1.83	8,472,000	1,921,804	0.7
Sinopec Beijing Yanhua	325 HK	HK$2.90	4,428,000	1,662,056	0.6
Weichai Power	2338 HK	HK$15.55	610,000	1,213,315	0.4
Arcontech	8097 HK	HK$0.17	18,386,000	408,174	0.2
Taiwan					**34.9**
China Metal Products	1532 TT	NT$49.4	5,873,408	8,805,656	3.1
Cathay Financial	2882 TT	NT$59.5	3,862,000	6,973,870	2.5
Vanguard International Semiconductor	5347 TT	NT$15.0	14,000,000	6,373,293	2.2
Merry Electronics	2439 TT	NT$73.5	2,844,208	6,344,440	2.2
Wintek	2384 TT	NT$40.5	5,040,000	6,194,841	2.2
Synnex Technologies	2347 TT	NT$64.0	2,950,640	5,731,137	2.0
Fubon Financial	2881 TT	NT$34.6	5,453,952	5,727,063	2.0
Taiwan Green Point	3007 TT	NT$97.0	1,831,200	5,390,786	1.9
ChungHwa Telecom	2412 TT	NT$56.5	3,055,000	5,238,467	1.8
Chicony Electronics	2385 TT	NT$68.0	2,500,960	5,161,314	1.8
Ability Enterprise	2374 TT	NT$29.4	5,614,840	5,009,903	1.8
Polaris Securities	6011 TT	NT$19.4	8,359,377	4,921,758	1.7
Cheng Shin Rubber	2105 TT	NT$47.4	2,516,400	3,619,950	1.3
United Microelectronics	2303 TT	NT$29.6	4,000,000	3,593,323	1.3
Taiwan Hon Chuan Enterprise	9939 TT	NT$43.8	2,544,435	3,382,284	1.2
Data Systems Consulting	2477 TT	NT$26.8	3,968,339	3,227,663	1.1
Soft-World International	5478 TT	NT$128.5	790,000	3,080,880	1.1
Tsann Kuen Enterprise	2430 TT	NT$56.5	1,700,000	2,915,023	1.0
CMC Magnetics	2323 TT	NT$28.0	3,100,000	2,634,294	0.9
Yieh United Steel	9957 TT	NT$23.1	3,500,000	2,453,718	0.9
Taiwan FamilyMart	5903 TT	NT$54.0	1,478,520	2,423,068	0.9
B shares					**1.9**
China International Marine	200039 CH	HK$17.44	2,442,747	5,466,848	1.9
New York					**4.6**
Sohu.com	Sohu US	US$24.89	526,286	13,099,259	4.6
Direct					**1.9**
Captive Finance			2,000,000	3,045,000	1.1
Tomoike Industrial			825,000	2,354,045	0.8
Other assets & liabilities					**4.6**

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com